UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Index

1. Summary of the 2024 Third Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the Third Quarter of 2024 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the Third Quarter of 2024 (Separate)

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

1.6.	Amendments to the Articles of Incorporation

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

4.3.	Change in Auditor

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Top 5 Highest-Paid Individuals

5.5.	Stock-based Compensation

5.6.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

Summary of 2024 Third Quarter Business Report

On November 14, 2024, KB Financial Group Inc. (“KB Financial Group,” the “Company” or the “Group”) filed its business report for the third quarter of 2024 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us,” the “Company” or the “Group” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

[Not required to be disclosed in quarterly reports]

1.3.	Overview of the Business Group

[Not required to be disclosed in quarterly reports]

1.4.	Capital Structure

1.4.1.	Common Shares

Changes in Capital

(As of September 30, 2024)					(Unit: Won, shares)
Date	Type	Number of Shares Issued or Cancelled	Par Value	Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	% increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	% increase in number of common shares: 8.22045%
December 12, 2019	Common Stock	2,303,617	5,000	—	Share Cancellation(1)
February 14, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
August 1, 2022	Common Stock	3,455,426	5,000	—	Share Cancellation(1)
April 4, 2023	Common Stock	5,385,996	5,000	—	Share Cancellation(1)
August 14, 2024	Common Stock	9,982,649	5,000	—	Share Cancellation(1)

Note:	(1)	The cancelled shares constituted treasury shares acquired pursuant to a resolution of the board of directors of the Company within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

Number of Shares

[Not required to be disclosed in quarterly reports]

1.4.2.	Voting Rights

(As of September 30, 2024)			(Unit: shares)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	393,528,423	—
	Preferred shares	—	—
Shares without voting rights	Common shares	16,312,733	Treasury shares
	Preferred shares	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	377,215,690	—
	Preferred shares	—	—

Notes:	(1)	On July 25, 2023, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares and accordingly, the Company acquired 5,584,514 treasury shares from August 1, 2023 to December 5, 2023 and canceled such shares on August 14, 2024. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on July 31, 2024
	(2)	On February 7, 2024, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares and accordingly, the Company acquired 4,398,135 treasury shares from February 8, 2024 to May 31, 2024 and canceled such shares on August 14, 2024. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on August 7, 2024
	(3)	On July 23, 2024, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company entered into a trust agreement with Samsung Securities Co., Ltd. for the acquisition of Won 400 billion worth of treasury shares between August 26, 2024 and March 4, 2025 and has completed such acquisition, acquiring a total of 4,575,874 treasury shares on November 5, 2024. Such acquired treasury shares are scheduled for cancellation upon the termination of the trust agreement on March 4, 2025.
	(4)	On October 24, 2024, the board of directors of the Company resolved to acquire and cancel certain of the Company’s treasury shares. Pursuant to such resolution, the Company entered into a trust agreement with Samsung Securities Co., Ltd. for the acquisition of Won 100 billion worth of treasury shares between November 1, 2024 and April 30, 2025. Such acquired treasury shares are scheduled for cancellation. For more information, please refer to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on October 24, 2024.

1.5.	Dividends

On October 24, 2024, KB Financial Group disclosed a detailed plan to enhance corporate value titled “KB Financial Group’s Sustainable Value-up Plan”, which includes information on shareholder returns and dividends. The key details are outlined below (the full version of the Plan can be accessed on KB Financial Group’s website at www.kbfg.com).

Our goal is to maintain a target ROE of 10% or above, as we strive to improve profitability by enhancing our Return on Risk-Weighted Assets (RoRWA), thereby strengthening our intrinsic corporate value.

We also seek to maintain a target CET1 ratio of 13% or above. We aim to carefully manage our RWA growth rate by taking capital efficiency and profitability into consideration with the goal of maintaining a CET1 ratio in the range of mid-13% throughout the year.

We plan to execute our shareholder return policy in two phases. In the first phase, we will aim to utilize the capital in such amount that is equivalent to the amount exceeding 13% of our CET1 ratio as of the end of the previous year for the payment of shareholder returns in the following year. These returns will be supported through quarterly cash dividends (equitably distributed on a total annual basis) and through share buybacks and cancellations. In the second phase, we will aim to utilize the capital in such amount that is equivalent to the amount exceeding 13.5% of our CET1 ratio in the second half of the year to pay for additional shareholder returns. These returns, which will be made based on profits accumulated throughout the year, will be executed through share buybacks and cancellations.

These goals and expectations are subject to adjustments based on economic uncertainties, regulatory considerations, capital ratio projections, and the Company’s strategic objectives, including potential inorganic growth opportunities.

	(Unit: in millions of Won, except per share amounts and percentages)
Items		January 1, 2024 to September 30, 2024(1)	January 1, 2023 to December 31, 2023(2)	January 1, 2022 to December 31, 2022(3)
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income		4,395,288	4,631,932	4,394,830
(Consolidated) Earnings per share (Won)		11,168	11,580	10,955
Total cash dividends		900,000	1,173,937	1,149,421
Total stock dividends		—	—	—
(Consolidated) Cash dividend payout ratio (%)		20.5	25.3	26.0
Cash dividend yield (%)	Common shares	2.9	4.9	5.8
	—	—	—	—
Stock dividend yield (%)	Common shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common shares	2,370	3,060	2,950
	—	—	—
Stock dividend per share	Common shares	—	—
	—	—	—

Notes:	(1)	Includes a quarterly dividend amount of Won 300,000 million (Won 784 per common share) in the first quarter of fiscal year 2024, a quarterly dividend amount of Won 300,000 million (Won 791 per common share) in the second quarter of fiscal year 2024, and a quarterly dividend amount of Won 300,000 million (Won 795 per common share) in the third quarter of fiscal year 2024.
	(2)	Includes a quarterly dividend amount of Won 195,967 million (Won 510 per common share) in the first quarter of fiscal year 2023, a quarterly dividend amount of Won 195,967 million (Won 510 per common share) in the second quarter of fiscal year 2023, a quarterly dividend amount of Won 194,998 million (Won 510 per common share) in the third quarter of fiscal year 2023, and an annual dividend amount of Won 587,006 million (Won 1,530 per common share).
	(3)	Includes a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the first quarter of fiscal year 2022, a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the second quarter of fiscal year 2022, a quarterly dividend amount of Won 194,817 million (Won 500 per common share) in the third quarter of fiscal year 2022, and an annual dividend amount of Won 564,970 million (Won 1,450 per common share).

1.6.	Amendments to the Articles of Incorporation

[Not required to be disclosed in quarterly reports]

2.	Business

2.1.	Results of Operations

			(Unit: in millions of Won)
	For the nine months ended September 30, 2024	For the nine months ended September 30, 2023	For the year ended December 31, 2023	For the year ended December 31, 2022
Net interest income	9,522,689	8,958,317	12,141,717	11,515,325
Interest income	22,863,335	21,410,551	29,145,079	20,787,577
Interest expense	(13,340,646)	(12,452,234)	(17,003,362)	(9,272,252)
Net fee and commission income	2,852,432	2,766,821	3,673,524	3,514,902
Fee and commission income	4,069,582	3,989,242	5,368,074	5,125,930
Fee and commission expense	(1,217,150)	(1,222,421)	(1,694,550)	(1,611,028)
Insurance service result	1,372,729	1,232,287	1,422,952	1,311,091
Insurance income	8,479,376	8,227,494	10,978,808	10,072,490
Insurance expense	(7,106,647)	(6,995,207)	(9,555,856)	(8,761,399)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	1,472,733	1,166,755	2,163,065	(1,139,818)
Other insurance finance income (expense)	(268,979)	(183,476)	(459,135)	841,227
Net other operating expenses	(1,584,287)	(1,309,268)	(2,712,989)	(2,262,123)
General and administrative expenses	(4,872,926)	(4,723,919)	(6,647,406)	(6,643,654)
Operating profit before provision for credit losses	8,494,391	7,907,517	9,581,728	7,136,950
Provision for credit losses	(1,479,143)	(1,768,170)	(3,146,409)	(1,847,775)
Net operating profit	7,015,248	6,139,347	6,435,319	5,289,175

Notes:	(1)	Based on K-IFRS (on a consolidated basis).
	(2)	KB Financial Group’s results of operations for the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117.
	(3)	KB Financial Group’s results of operations for the nine months ended September 30, 2023 above have been restated retrospectively to reflect the application of the variable fee approach for measuring insurance liabilities in accordance with the Financial Supervisory Service’s guidelines on actuarial assumptions.

2.2.	Sources and Uses of Funds

2.2.1.	Sources of Funds

								(Unit: in millions of Won)
		For the nine months ended September 30, 2024			For the year ended December 31, 2023			For the year ended December 31, 2022
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	358,170,830	2.46	46.11	338,691,272	2.52	45.63	333,078,280	1.27	47.87
	Certificate of deposit	11,782,282	3.90	1.52	10,417,992	4.07	1.40	5,511,822	2.35	0.79
	Borrowings	34,288,412	3.38	4.41	33,891,286	3.27	4.57	31,064,028	1.91	4.46
	Call money	1,591,662	3.53	0.20	1,384,033	3.52	0.19	1,314,525	2.02	0.19
	Debentures	57,626,452	3.66	7.42	56,008,914	3.36	7.55	58,290,290	2.39	8.38
	Others	23,999,524	4.11	3.10	22,355,370	4.37	3.01	20,866,612	2.34	3.00

Subtotal		487,459,162	2.78	62.76	462,748,867	2.81	62.35	450,125,557	1.52	64.69

Foreign Currency	Deposits	37,605,952	4.16	4.84	36,526,597	3.88	4.92	34,076,754	2.09	4.90
	Borrowings	21,552,023	4.13	2.77	24,087,170	3.77	3.25	22,970,783	1.90	3.30
	Call money	2,402,359	4.13	0.31	2,014,719	3.19	0.27	1,572,913	1.87	0.23
	Debentures	14,937,719	3.20	1.92	13,607,050	3.14	1.83	11,978,139	2.09	1.72
	Others	1,086,626	4.32	0.14	1,067,253	3.51	0.14	1,685,165	1.46	0.24

Subtotal		77,584,679	3.97	9.98	77,302,789	3.69	10.41	72,283,754	2.01	10.39

Others	Total shareholders’ equity	99,873,538	—	12.86	95,694,663	—	12.89	67,612,953	—	9.72
	Allowances	1,695,673	—	0.22	1,061,174	—	0.14	1,128,687	—	0.16
	Others	110,152,352	—	14.18	105,428,693	—	14.21	104,628,576	—	15.04

Subtotal		211,721,563	—	27.26	202,184,530	—	27.24	173,370,216	—	24.92

Total		776,765,404	—	100.00	742,236,186	—	100.00	695,779,527	—	100.00

Notes:	(1)	Based on K-IFRS (on a consolidated basis).
	(2)	The figures for the nine months ended September 30, 2024 and the year ended December 31,2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. The figures for the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117.

2.2.2.	Uses of Funds

								(Unit: in millions of Won)
		For the nine months ended September 30, 2024			For the year ended December 31, 2023			For the year ended December 31, 2022
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	17,407,142	0.76	2.24	16,471,530	0.92	2.22	16,038,688	0.63	2.31
	Securities	212,871,232	2.81	27.40	199,538,723	2.72	26.88	166,950,909	1.17	23.99
	Loans	387,606,552	4.71	49.90	370,190,671	4.81	49.88	361,188,713	3.51	51.91
	Guarantee payments under payment guarantee	5,525	1.29	—	5,114	0.81	—	6,891	0.19	—
	Call loan	308,615	3.59	0.04	286,735	3.62	0.04	694,196	2.02	0.10
	Private placement corporate bonds	1,069,084	5.41	0.14	1,206,821	2.90	0.16	828,547	3.43	0.12
	Credit cards	23,259,549	8.08	2.99	22,789,066	7.93	3.07	22,069,290	6.94	3.17
	Others	4,193,452	15.63	0.55	3,415,038	17.44	0.46	4,438,987	9.45	0.64
	Allowance	(4,190,191)	—	(0.54)	(3,561,894)	—	(0.48)	(2,814,578)	—	(0.40)

Subtotal		642,530,960	4.20	82.72	610,341,804	4.23	82.23	569,401,643	2.94	81.84

Foreign Currency	Due from banks	9,686,893	2.86	1.25	9,292,372	2.28	1.25	9,239,891	0.76	1.33
	Securities	26,177,051	5.11	3.37	25,883,766	4.16	3.49	20,610,143	1.81	2.96
	Loans	39,581,223	7.21	5.10	39,403,960	6.97	5.31	37,267,941	5.32	5.36
	Call loan	6,773,645	5.01	0.87	7,399,847	4.49	1.00	8,829,592	2.12	1.27
	Bills bought	1,866,007	5.65	0.24	2,047,390	5.58	0.28	2,541,838	2.32	0.37
	Allowance	(1,518,134)	—	(0.20)	(1,322,830)	—	(0.18)	(1,021,192)	—	(0.15)
	Others	2,930,409	—	0.38	3,070,684	—	0.41	2,248,320	—	0.32

Subtotal		85,497,094	5.83	11.01	85,775,189	5.30	11.56	79,716,533	3.38	11.46

Others	Cash	1,598,459	—	0.21	1,681,170	—	0.23	1,831,093	—	0.26
	Fixed assets held for business	9,472,338	—	1.22	8,813,616	—	1.19	8,077,249	—	1.16
	Others	37,666,553	—	4.84	35,624,407	—	4.79	36,753,009	—	5.28

Subtotal		48,737,350	—	6.27	46,119,193	—	6.21	46,661,351	—	6.70

Total		776,765,404	—	100.00	742,236,186	—	100.00	695,779,527	—	100.00

Notes:	(1)	Based on K-IFRS (on a consolidated basis).
	(2)	The figures for the nine months ended September 30, 2024 and the year ended December 31, 2023 reflect the application of K-IFRS 1117 (Insurance Contracts), a new accounting standard that became effective on January 1, 2023. The figures for the year ended December 31, 2022 above have been restated retrospectively to reflect the application of K-IFRS 1117.

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group	(Unit: in billions of Won, except percentages)

	As of September 30, 2024	As of December 31, 2023	As of December 31, 2022
Total capital (A)	56,517	53,744	48,970
Risk-weighted assets (B)	337,339	321,319	302,984
BIS ratio (A/B)	16.75%	16.73%	16.16%

Notes: (1) Calculated in accordance with Basel III.

(2) The figures as of September 30, 2024 are preliminary.

Kookmin Bank	(Unit: in billions of Won, except percentages)

	As of September 30, 2024	As of December 31, 2023	As of December 31, 2022
Total capital (A)	41,361	39,040	36,233
Risk-weighted assets (B)	227,458	215,962	207,558
BIS ratio (A/B)	18.18%	18.08%	17.46%

Notes: (1) Calculated in accordance with Basel III.

(2) The figures as of September 30, 2024 are preliminary.

KB Securities Co., Ltd.	(Unit: in billions of Won, except percentages)

	As of September 30, 2024	As of December 31, 2023	As of December 31, 2022
Net operating capital (A)	5,464	5,058	4,554
Total amount at risk (B)	3,112	2,934	2,655
Maintenance equity margin (C)	134	134	134
Net capital ratio (A-B)/(C)	1,752.46%	1,582.09%	1,414.74%
Capital surplus (A-B)	2,352	2,124	1,899

KB Insurance Co., Ltd.	(Unit: in billions of Won, except percentages)

	As of September 30, 2024	As of December 31, 2023	As of December 31, 2022
Available capital (A)	12,432	11,669	4,608
Required capital (B)	6,082	5,404	2,684
Capital Adequacy ratio (A/B)(2)	204.39%	215.94%	171.66%

Notes:	(1)	The figures as of September 30, 2024 are preliminary.
	(2)	Pursuant to the change in capital adequacy system from the Risk-Based Capital (“RBC”) system to the Korean Insurance Capital Standard (“K-ICS”) system, the capital adequacy ratios as of September 30, 2024 and December 31, 2023 were calculated based on the K-ICS method, whereas the figures as of December 31, 2022 were calculated based on the RBC method.

2.3.2.	Overseas Credit Ratings

[Not required to be disclosed in quarterly reports]

2.3.3.	Domestic Credit Ratings

[Not required to be disclosed in quarterly reports]

2.3.4.	Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Subsidiary	Date of Retirement	Number of Retired Persons
Kookmin Bank	January 28, 2019	615
	January 20, 2020	462
	January 30, 2021	800
	January 21, 2022	674
	January 18, 2023	713
	January 19, 2024	674

2.3.5.	Other Factors Affecting the Group’s Financial Condition and Results of Operations

The economic outlook for Korea and its financial services sector in 2024 and for the foreseeable future remains highly uncertain as a result of, among others, (i) volatile conditions in the Korean and global economies and financial markets resulting from interest and exchange rate fluctuations, lower consumer confidence, stock market and real estate market volatility and changes in fiscal and monetary policies, and (ii) adverse conditions in the Korean and global economies and financial markets resulting from geopolitical uncertainties, including as a result of changes in the global policies of the United States due to the election of Donald Trump, Russia’s invasion of Ukraine and its effects on global commodity prices, accelerating de-globalization trends and a potential economic slowdown or credit-related challenges in China.

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1.	Consolidated Statements of Financial Position

		(Unit: in millions of Won)
	As of September 30, 2024	As of December 31, 2023
Cash and due from financial institutions	26,228,938	29,836,311
Financial assets at fair value through profit or loss	76,935,965	77,038,267
Derivative financial assets	5,729,437	6,157,628
Loans measured at amortized cost	466,006,550	444,805,287
Financial investments	127,271,531	122,199,529
Investments in associates and joint ventures	734,628	722,222
Insurance assets	312,757	229,640
Reinsurance assets	1,506,907	1,655,168
Property and equipment	5,277,479	4,945,699
Investment property	3,870,633	4,109,784
Intangible assets	1,971,123	1,950,858
Net defined benefit assets	366,010	374,090
Current income tax assets	315,156	244,317
Deferred income tax assets	162,162	274,225
Assets held for sale	139,071	208,230
Other assets	28,505,952	20,986,897

Total assets	745,334,299	715,738,152

Financial liabilities at fair value through profit or loss	10,197,638	10,920,435
Derivative financial liabilities	5,336,320	6,210,639
Deposits	423,538,438	406,512,434
Borrowings	64,811,736	69,583,561
Debentures	72,371,977	69,176,668
Insurance contract liabilities	55,153,985	50,308,552
Reinsurance contract liabilities	39,557	36,030
Provisions	1,192,397	1,444,418
Net defined benefit liabilities	84,946	81,869
Current income tax liabilities	408,170	145,335
Deferred income tax liabilities	1,908,205	2,179,966
Other liabilities	50,380,914	40,264,935

Total liabilities	685,424,283	656,864,842

Equity attributable to shareholders of the parent company	57,948,499	56,929,804
Share capital	2,090,558	2,090,558
Hybrid securities	5,082,553	5,032,803
Capital surplus	16,617,900	16,647,916
Accumulated other comprehensive income	494,967	2,295,165
Retained earnings	34,569,260	32,029,199
Treasury shares	(906,739)	(1,165,837)
Non-controlling interests	1,961,517	1,943,506

Total equity	59,910,016	58,873,310

Total liabilities and equity	745,334,299	715,738,152

Number of companies included as consolidated entities	344	371

3.1.2.	Consolidated Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)

	Third Quarter of 2024		Third Quarter of 2023
	Specified Quarter	Cumulative	Specified Quarter	Cumulative
Net interest income	3,164,967	9,522,689	3,124,648	8,958,317
Interest income	7,637,802	22,863,335	7,413,308	21,410,551
Interest income from financial instruments at fair value through other comprehensive income and amortized cost	7,267,464	21,740,172	7,045,473	20,356,792
Interest income from financial instruments at fair value through profit or loss	362,483	1,099,071	361,923	1,036,549
Insurance finance interest income	7,855	24,092	5,912	17,210
Interest expense	(4,472,835)	(13,340,646)	(4,288,660)	(12,452,234)
Interest expense	(4,082,095)	(12,161,452)	(3,903,367)	(11,271,663)
Insurance finance interest expense	(390,740)	(1,179,194)	(385,293)	(1,180,571)
Net fee and commission income	942,704	2,852,432	901,411	2,766,821
Fee and commission income	1,342,678	4,069,582	1,292,826	3,989,242
Fee and commission expense	(399,974)	(1,217,150)	(391,415)	(1,222,421)
Insurance service result	354,627	1,372,729	400,065	1,232,287
Insurance income	2,911,136	8,479,376	2,887,715	8,227,494
Insurance income	2,781,960	8,211,493	2,614,061	7,678,319
Reinsurance income	129,176	267,883	273,654	549,175
Insurance expense	(2,556,509)	(7,106,647)	(2,487,650)	(6,995,207)
Insurance service expense	(2,335,001)	(6,438,682)	(2,263,081)	(6,366,129)
Reinsurance expense	(221,508)	(667,965)	(224,569)	(629,078)
Net gains on financial assets/liabilities at fair value through profit or loss	902,023	1,472,733	7,441	1,166,755
Other insurance finance income (expenses) from contract held	35,803	(268,979)	117,369	(183,476)
Net other operating expenses	(893,719)	(1,584,287)	(591,060)	(1,309,268)
General and administrative expenses	(1,650,799)	(4,872,926)	(1,564,691)	(4,723,919)
Operating income before provision for credit losses	2,855,606	8,494,391	2,395,183	7,907,517
Provision for credit losses	(498,055)	(1,479,143)	(448,685)	(1,768,170)
Net operating income	2,357,551	7,015,248	1,946,498	6,139,347
Net non-operating expenses	(73,400)	(954,381)	(43,420)	(231,934)
Share of profit of associates and joint ventures	2,770	657	7,659	12,108
Net other non-operating expenses	(76,170)	(955,038)	(51,079)	(244,042)
Profit before income tax expense	2,284,151	6,060,867	1,903,078	5,907,413
Income tax expense	(688,112)	(1,690,949)	(565,973)	(1,555,386)
Profit for the period	1,596,039	4,369,918	1,337,105	4,352,027
Other comprehensive income (loss) for the period, net of tax	(262,328)	(1,783,331)	185,923	812,694

	Third Quarter of 2024		Third Quarter of 2023
	Specified Quarter	Cumulative	Specified Quarter	Cumulative
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	5,330	17,081	(10,560)	(620)
Share of other comprehensive income (loss) of associates and joint ventures	0	0	0	(2)
Gains (losses) on equity securities at fair value through other comprehensive income	19,540	(223,395)	(12,352)	(25,723)
Fair value changes of financial liabilities designated at fair value through profit or loss due to own credit risk	2,565	(8,318)	(708)	(51,293)
Items that may be reclassified subsequently to profit or loss:
Currency translation differences	(138,222)	144,192	72,968	164,926
Gains (losses) on debt securities at fair value through other comprehensive income	1,378,954	1,281,217	(625,121)	201,403
Share of other comprehensive income (loss) of associates and joint ventures	362	276	594	(587)
Gains (losses) on cash flow hedging instruments	36,602	5,420	(33,652)	(47,884)
Gains (losses) on hedging instruments of net investments in foreign operations	74,053	(17,166)	(30,506)	(69,902)
Insurance finance income (expenses)	(1,641,512)	(2,982,638)	825,260	642,376
Total comprehensive income for the period	1,333,711	2,586,587	1,523,028	5,164,721
Profit attributable to:
Shareholders of the parent company	1,613,946	4,395,289	1,368,890	4,376,514
Non-controlling interests	(17,907)	(25,371)	(31,785)	(24,487)
Total comprehensive income for the period attributable to:
Shareholders of the parent company	1,344,178	2,592,295	1,560,941	5,185,728
Non-controlling interests	(10,467)	(5,708)	(37,913)	(21,007)
Earnings per share
Basic earnings per share (Won)	4,129	11,168	3,444	11,004
Diluted earnings per share (Won)	4,090	11,034	3,368	10,755

Note:	(1)	The figures for the third quarter of 2024 above have been restated retrospectively to reflect the application of the variable fee approach for measuring insurance liabilities in accordance with the Financial Supervisory Service’s guidelines on actuarial assumptions.

3.2.	Separate Financial Information

3.2.1.	Separate Statements of Financial Position

		(Unit: in millions of Won)
	As of September 30, 2024	As of December 31, 2023
Cash and due from financial institutions	659,832	256,337
Financial assets at fair value through profit or loss	1,237,982	1,376,423
Loans measured at amortized cost	558,417	608,286
Investments in subsidiaries	26,867,817	26,717,817
Property and equipment	2,863	3,080
Intangible assets	14,355	15,954
Net defined benefit assets	2,550	3,694
Deferred income tax assets	6,091	4,492
Other assets	803,230	542,815

Total assets	30,153,137	29,528,898

Borrowings	965,000	100,000
Debentures	2,712,772	3,871,820
Current income tax liabilities	381,870	104,299
Other liabilities	420,672	410,704

Total liabilities	4,480,314	4,486,823

Share capital	2,090,558	2,090,558
Hybrid securities	5,082,359	5,032,518
Capital surplus	14,749,398	14,754,747
Accumulated other comprehensive loss	(6,746)	(6,809)
Retained earnings	4,683,993	4,336,898
Treasury Shares	(906,739)	(1,165,837)

Total equity	25,672,823	25,042,075

Total liabilities and equity	30,153,137	29,528,898

3.2.2.	Separate Statements of Comprehensive Income

	(Unit: in millions of Won, except per share amounts)
	Third Quarter of 2024		Third Quarter of 2023
	Specified Quarter	Cumulative	Specified Quarter	Cumulative
Net interest expense	(15,342)	(41,379)	(15,225)	(48,659)
Interest income	10,045	32,408	9,233	27,382
Interest income from financial instruments at amortized cost	9,331	30,291	8,537	24,888
Interest income from financial instruments at fair value through profit or loss	714	2,117	696	2,494
Interest expense	(25,387)	(73,787)	(24,458)	(76,041)
Net fee and commission expense	(1,193)	(4,759)	(2,139)	(6,475)
Fee and commission income	387	1,381	407	1,188
Fee and commission expense	(1,580)	(6,140)	(2,546)	(7,663)
Net gains on financial assets at fair value through profit or loss	26,821	70,155	9,818	61,488
Net other operating income	0	2,243,250	0	2,192,380
General and administrative expenses	(21,845)	(69,875)	(23,055)	(68,936)
Operating profit (loss) before provision for credit losses	(11,559)	2,197,392	(30,601)	2,129,798
Reversal of provision (provision) for credit losses	470	125	(223)	(230)
Operating profit (loss)	(11,089)	2,197,517	(30,824)	2,129,568
Net non-operating income	281	202	42	4,448
Profit (loss) before income tax	(10,808)	2,197,719	(30,782)	2,134,016
Income tax income (expense)	278	1,810	948	(7,373)
Profit (loss) for the period	(10,530)	2,199,529	(29,834)	2,126,643
Other comprehensive income (loss) for the period, net of tax	27	63	(63)	(38)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	27	63	(63)	(38)
Total comprehensive income (loss) for the period	(10,503)	2,199,592	(29,897)	2,126,605
Earnings per share
Basic earnings (loss) per share (Won)	(159)	5,392	(203)	5,164
Diluted earnings (loss) per share (Won)	(157)	5,327	(197)	5,050

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

		(Unit: in millions of Won, except percentages)
	As of September 30, 2024	As of December 31, 2023	As of December 31, 2022
Current assets in Won (A)	604,027	656,555	959,935
Current liabilities in Won (B)	365,858	255,693	592,727
Liquidity ratio (A/B)	165.10%	256.77%	161.95%

Notes:	(1) Based on K-IFRS (on a separate basis).
(2) Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2.	Profitability Ratios

			(Unit: %)
	For the nine months ended September 30, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Net income as a percentage of average total assets (ROA)	0.80	0.65	0.60
Net income as a percentage of average shareholders’ equity (ROE)	10.25	8.37	9.24

Note:	Based on K-IFRS (on a consolidated basis).

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower (As of September 30, 2024)

(Unit: in billions of Won)
Company	Credit Extended
Samsung Electronics Co., Ltd.	1,918
KB Kookmin Card Co., Ltd	1,350
LG Display Co., Ltd.	1,312
Samsung Heavy Industries Co., Ltd.	1,188
E-MART Inc.	1,157
HD Hyundai Heavy Industries Co., Ltd.	1,093
SK on Co., Ltd.	1,084
Hanwha Solutions Corporation	1,064
Construction Guarantee	966
Samsung SDI Co., Ltd.	958
Strada Holdco L.P.	937
S-Oil Corporation	841
LG Energy Solution, Ltd.	781
SK Inc.	713
Hyundai Samho Heavy Industries Co.,Ltd.	672
CJ CheilJedang Corporation	670
Shinhan Financial Group Co., Ltd.	667
LS MnM Inc.	666
GS Caltex Corporation	657
Posco International Corporation	649

Total	19,343

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group (As of September 30, 2024)

(Unit: in billions of Won)
Group	Credit Extended
Samsung	5,788
SK	5,513
Hyundai Motor	4,117
Hanwha	4,030
LG	3,772
Lotte	3,697
HD Hyundai	3,125
GS	1,803
Shinsegae	1,681
POSCO	1,675

Total	35,200

3.3.5.	Kookmin Bank’s Loan Concentration by Industry (As of September 30, 2024)

	(Unit: in billions of Won, except percentages)

Industry	Total Credit	Percentage of Total Credit
Manufacturing	58,994	26.5
Construction	5,191	2.3
Real estate activities	57,229	25.7
Wholesale and retail trade	30,461	13.7
Accommodation and food service activities	11,492	5.2
Financial activities	9,680	4.3
Others	49,925	22.4

Total	222,972	100.0

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank (As of September 30, 2024)

		(Unit: in billions of Won)
Borrower	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Real estate activities	250.4	125.7
Borrower B	Real estate activities	53.8	8.0
Borrower C	Construction	37.6	36.5
Borrower D	Wholesale and retail trade	20.0	1.9
Borrower E	Manufacturing	17.2	4.3
Borrower F	Real estate activities	15.9	1.3
Borrower G	Construction	14.5	13.4
Borrower H	Real estate activities	13.2	1.2
Borrower I	Human health and social work activities	11.3	7.2
Borrower J	Real estate activities	11.0	1.7
Borrower K	Real estate activities	10.8	0.7
Borrower L	Real estate activities	9.5	0.8
Borrower M	Manufacturing	8.5	2.6
Borrower N	Manufacturing	7.7	3.7
Borrower O	Wholesale and retail trade	7.6	7.2
Borrower P	Wholesale and retail trade	6.9	3.8
Borrower Q	Real estate activities	6.5	0.7
Borrower R	Manufacturing	6.4	4.3
Borrower S	Manufacturing	6.3	3.8
Borrower T	Mining	5.0	5.0

—	—	519.9	233.8

3.4.	Other Financial Information

See Exhibits 99.1 and 99.2 attached hereto for our consolidated and separate financial statements and relevant notes, which have been prepared in accordance with K-IFRS and reviewed by our independent auditors as stated in their review reports included therein. The review reports will also be available on our website at www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Agreed Per Contract(1)		Actual(2)
			Compensation(3)	Estimated Hours	Compensation(3)	Accrued Hours
January 1 to September 30, 2024	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,296	10,970	1,039	4,307
January 1 to December 31, 2023	Samil PricewaterhouseCoopers	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,264	11,675	1,264	11,309
January 1 to December 31, 2022	KPMG Samjong Accounting Corp.	Quarterly, semi-annual and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,291	11,364	1,291	11,028

Notes:	(1) Total compensation and estimated hours are established at the time of the execution of the audit and review services contract.
(2)	Actual compensation and hours are accrued from January 1 of each applicable year to the date of the audit or review report issued during such year.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

				(Unit: in millions of Won)
Period	Auditor	Activity	Service Period	Compensation(1)
January 1 to September 30, 2024	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2024 to April 30, 2025	804
January 1 to December 31, 2023	Samil Pricewaterhouse Coopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2023 to April 30, 2024	784
January 1 to December 31, 2022	KPMG Samjong Accounting Corp.	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2022 to April 30, 2023	697

Note:	(1) Total compensation (excluding value-added taxes) is established at the time of the execution of the audit and review services contract.

4.3.	Change in Auditor

Pursuant to the Act on External Audit of Stock Companies and the related regulations thereunder, the Securities and Futures Commission under the Financial Services Commission had designated KPMG Samjong Accounting Corp. as the external auditor for the Company for the fiscal years ended December 31, 2020, 2021 and 2022. Following the end of KPMG Samjong Accounting Corp.’s designated period as the auditor, the Company selected Samil PricewaterhouseCoopers to be its new external auditor for the fiscal years ending December 31, 2023, 2024 and 2025, in accordance with the criteria and processes set forth by relevant laws and regulations. As such, the external auditor for the Company and its subsidiaries for the fiscal year ended December 31, 2023 was Samil PricewaterhouseCoopers.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

[Not required to be disclosed in quarterly reports]

5.2.	Audit Committee

[Not required to be disclosed in quarterly reports]

5.3.	Compensation to Directors

[Not required to be disclosed in quarterly reports]

5.4.	Top 5 Highest-Paid Individuals

[Not required to be disclosed in quarterly reports]

5.5.	Stock-based Compensation

[Not required to be disclosed in quarterly reports]

5.6.	Affiliated Companies

[Not required to be disclosed in quarterly reports]

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of September 30, 2024, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of September 30, 2024 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Hee Yang	June 1961	Chairman & Chief Executive Officer	5,914	November 20, 2026

6.2.	Non-standing Directors

As of September 30, 2024, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of September 30, 2024 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term(1)
Jae Keun Lee	May 1966	Non-standing Director	1,119	March 21, 2025

Note: (1)	The date designated as Mr. Jae Keun Lee’s end of term is the date of the annual general meeting of shareholders for fiscal year 2024, which is expected be held in March 2025.

6.3.	Non-executive Directors

As of September 30, 2024, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of September 30, 2024 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Seon-joo Kwon	November 1956	Non-executive Director	—	March 21, 2025
Whajoon Cho	February 1957	Non-executive Director	—	March 23, 2025
Gyutaeg Oh	February 1959	Non-executive Director	—	March 21, 2025
Jungsung Yeo	April 1960	Non-executive Director	—	March 23, 2025
Jaehong Choi	August 1962	Non-executive Director	—	March 21, 2025
Myong-Hwal Lee	May 1964	Non-executive Director	—	March 21, 2026
Sung-Yong Kim	March 1966	Non-executive Director	—	March 23, 2025

6.4.	Senior Management

Members of our senior management as of September 30, 2024 are as follows.

Name	Date of Birth	Position	Common Shares Owned(1)	End of Term
Seung Jong Lee	January 1966	Senior Executive Vice President and Chief Strategy Officer	1,231	December 31, 2024
Jae Kwan Kim	July 1968	Senior Executive Vice President and Chief Finance Officer	4,847	December 31, 2024
Cheal Soo Choi	October 1966	Senior Executive Vice President and Chief Risk Management Officer	504	December 31, 2024
Scott Y.H. Seo	March 1966	Senior Executive Vice President and Chief Business Officer of Global	2,400	December 31, 2024
Young Suh Cho	February 1971	Senior Executive Vice President, Chief Digital Officer and Chief IT Officer	1,400	December 31, 2024
Dae Hwan Lim	November 1965	Senior Executive Vice President, Consumer Protection Officer and Chief Compliance Officer	1,756	December 31, 2025
Bong Joong Kwon	November 1969	Senior Managing Director and Head of the IR Division	2,325	December 31, 2024
Hyo Ik Park	January 1970	Senior Managing Director and Chief Business Officer of Insurance	811	December 31, 2024
Shin Dong Jeung	January 1966	Senior Managing Director and Head of KB Research	504	December 31, 2024
Dae Hyun Cha	January 1966	Senior Managing Director and Chief Officer of Audit Department	1,322	December 31, 2024
Keoung Nam Kim	August 1967	Managing Director and Head of the ESG Division	1,291	December 31, 2024
Sang Rock Na	August 1972	Managing Director and General Manager of the Financial Planning Department	779	December 31, 2025
Hyo Sung Jeon	March 1971	Managing Director and Chief Human Resources Officer	1,299	December 31, 2025
Ki Won Seo	November 1972	Managing Director and General Manager of the Office of Board of Directors	1,015	December 31, 2025
Jin Young Park	September 1972	Chief Public Relation Officer	1,712	December 31, 2024
Jin Ho Jeong	October 1967	Head of the DT Division	2,138	December 31, 2024
Chang Hwa Yook	December 1967	Head of the AI Division	652	December 31, 2024
Sang Won Oh	December 1967	Head of the IT Division	704	December 31, 2024
Youngsei Park	January 1968	Head of Consumer Protection Division	549	December 31, 2024
Yoon Ha	March 1971	Head of the Customer Experience Design Center	—	December 31, 2024
Ki Eun Park	September 1970	Head of the Group Architecture Center	261	December 31, 2024
Joo Hyun Kim	November 1970	Head of the Group Cloud Center	319	December 31, 2024
Chan Yong Park	September 1965	Head of the Planning & Coordination Department	1,180	December 31, 2024

Note: (1)

The numbers of common shares owned are as of September 30, 2024 and includes those owned in the holder’s name under the employee stock ownership association’s account, and may differ from the number of shares owned as reported pursuant to Article 173 of the Financial Investment Services and Capital Markets Act.

As of September, 2024, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Jae Keun Lee	Kookmin Bank	Chief Executive Officer	January 2022
Keoung Nam Kim	Kookmin Bank	Managing Director, ESG Division	January 2024
Jin Young Park	Kookmin Bank	Managing Director, Brand & PR Group	January 2024
Jin Ho Jeong	Kookmin Bank	Senior Executive Vice President, DT Initiative Division	January 2024
Chang Hwa Yook	Kookmin Bank	Senior Executive Vice President	January 2024
		AI/Data Innovation Division	June 2024
Sang Won Oh	Kookmin Bank	Senior Executive Vice President, Tech Development Division	January 2024
Youngsei Park	Kookmin Bank	Senior Executive Vice President, Consumer Protection Group	January 2024
Yoon Ha	Kookmin Bank	Head of the Customer Experience Design Center	January 2022
Ki Eun Park	Kookmin Bank	Senior Executive Vice President, Tech Development Division	January 2024
Joo Hyun Kim	Kookmin Bank	Head of the Cloud Platform Department	February 2022
Chan Yong Park	Kookmin Bank	Senior Executive Vice President; Planning & Coordination Department	January 2024
Seung Jong Lee	KB Securities	Non-standing Director	March 2024
	KB Life Insurance	Non-standing Director	March 2024
Jae Kwan Kim	KB Insurance	Non-standing Director	March 2024
	KB Kookmin Card	Non-standing Director	March 2024
Sang Rock Na	KB Capital	Non-standing Director	March 2021
	KB Investment	Non-standing Director	August 2020

6.5.	Employees

[Not required to be disclosed in quarterly reports]

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

[Not required to be disclosed in quarterly reports]

7.2.	Changes in the Largest Shareholder

				(Unit: shares, %)

Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Number of Shares Owned	Number of Shares of Common Stock(1)		Percentage of Total Issued Shares(2)
Korean National Pension Service	December 31, 2019	41,468,003		9.97
Korean National Pension Service	February 1, 2020	41,462,588	(3)	9.97
Korean National Pension Service	October 12, 2020	41,402,150		9.96
Korean National Pension Service	December 31, 2020	41,287,280		9.93
Korean National Pension Service	June 30, 2021	40,626,942		9.77
Korean National Pension Service	December 31, 2021	37,626,516		9.05
Korean National Pension Service	January 27, 2022	37,188,199	(4)	8.94
Korean National Pension Service	March 31, 2022	36,008,504		8.73
Korean National Pension Service	June 30, 2022	33,830,623		8.20
Korean National Pension Service	September 30, 2022	32,594,691		7.97
Korean National Pension Service	October 12, 2022	32,457,827	(5)	7.94
Korean National Pension Service	December 31, 2022	32,499,151		7.95
Korean National Pension Service	March 31, 2023	33,572,593		8.21
Korean National Pension Service	June 30, 2023	33,183,590		8.22
Korean National Pension Service	September 30, 2023	35,321,767		8.75
Korean National Pension Service	October 6, 2023	35,273,578		8.74
Korean National Pension Service	December 31, 2023	33,473,917		8.30
Korean National Pension Service	February 29, 2024	33,704,092		8.35
Korean National Pension Service	March 31, 2024	33,200,471		8.23
Korean National Pension Service	June 30, 2024	33,326,122		8.26
Korean National Pension Service	September 30, 2024	32,308,082		8.21

Notes:	(1) Based on our shareholder registry as of the end of each applicable year unless specified otherwise.
(2)	Total number of shares of common stock issued as of the following dates:
From October 19, 2016 to December 12, 2019: 418,111,537
From December 12, 2019 to February 14, 2022: 415,807,920
From February 14, 2022 to August 1, 2022: 412,352,494
From August 1, 2022 to April 4, 2023: 408,897,068
From April 4, 2023 to August 14, 2024: 403,511,072
After August 14, 2024: 393,528,423
(3)	Based on disclosure made by the Korean National Pension Service in a statement of acquisition filing on February 7, 2020.
(4)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on February 4, 2022.
(5)	Based on disclosure made by the Korean National Pension Service in a statement of disposal filing on November 2, 2022.

7.3.	Employee Stock Ownership Association

[Not required to be disclosed in quarterly reports]

7.4.	Investments in Affiliated Companies

[Not required to be disclosed in quarterly reports]

7.5.	Related Party Transactions

7.5.1.	Purchase of capital securities issued by KB Securities Co., Ltd.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	200	March 31, 2022	4.300%	March 31, 2052 (may be extended)	Working capital

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 3 Private Placement of Capital Securities in Won	230	September 30, 2022	5.500%	September 30, 2052 (may be extended)	Working capital

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Securities Co., Ltd.	Subsidiary	No. 4 Private Placement of Capital Securities in Won	100	May 8, 2023	5.350%	May 8, 2053 (may be extended)	Working capital

7.5.2.	Purchase of capital securities issued by KB Capital Co., Ltd.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	6.548	%(1)	March 27, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd..	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	5.989	%(1)	September 24, 2045 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	6.305	%(1)	March 29, 2046 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	6.466	%(1)	June 28, 2046 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	6.952	%(1)	November 28, 2046 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate		Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	7.664	%(1)	April 27, 2047 (may be extended)	Working capital

Note:	(1) The interest rate has increased from its initial rate due to the non-exercise of the call option

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 460 Private Placement of Capital Securities in Won	100	September 25, 2020	3.376%	September 25, 2050 (may be extended)	Working capital

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 486 Private Placement of Capital Securities in Won	100	February 17, 2022	4.495%	February 17, 2052 (may be extended)	Working capital

7.5.3.	Purchase of capital securities issued by KB Real Estate Trust Co., Ltd.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Real Estate Trust Co., Ltd.	Subsidiary	No. 1 Private Placement of Capital Securities in Won	150	June 27, 2024	7.800%	June 27, 2054 (may be extended)	Working capital

7.5.4.	Purchase of subordinated bonds issued by KB Savings Bank Co., Ltd.

(Unit: in billions of Won)

Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Savings Bank Co., Ltd.	Subsidiary	No. 1 Subordinated Bonds in Won	70	June 25, 2021	1.600%	June 25, 2031	Working capital

7.5.5.	Prepayments and Loans to Subsidiaries

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	10	10	July 14, 2017	2.653%	July 12, 2025

Notes:	(1) Unsecured credit loans.

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	2.653%	July 12, 2025

Notes:	(1) Unsecured credit loans.

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	2.694%	March 7, 2025

Notes:	(1) Unsecured credit loans.

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	March 9, 2020	2.694%	March 7, 2025

Notes:	(1) Unsecured credit loans.

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	30	30	July 13, 2020	2.653%	July 12, 2025

Notes:	(1) Unsecured credit loans.

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	December 20, 2021	2.685%	December 19, 2024

Note:	(1) Unsecured credit loans.

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	60	60	July 13, 2022	2.653%	July 12, 2025

Note:	(1) Unsecured credit loans.

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	50	50	July 13, 2023	2.653%	July 12, 2025

Note:	(1) Unsecured credit loans.

(Unit: in billions of Won)

Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Capital Co., Ltd.	Subsidiary	Loans(1)	200	200	November 25, 2022	2.470%	November 24, 2024

Note:	(1) Unsecured credit loans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 14, 2024	By:	/s/ Jae Kwan Kim
(Signature)
	Name:	Jae Kwan Kim
	Title:	Senior Executive Vice President and Chief Finance Officer